Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following excerpts were taken from the transcript of Duke Energy Corporation’s earnings conference call for 4Q2011, which took place on February 16, 2011.

 Jim Rogers  - Duke Energy Corporation - Chairman, President and CEO

Thank you, Lynn. I am going to spend a few minutes updating you on our strategic initiatives, including our pending merger with Progress and our recent regulatory outcomes.

Slide 13 contains an updated scorecard related to our pending merger with Progress Energy. Recently Duke and Progress jointly extended the initial merger termination date to July 8. We still have merger-related proceedings open with FERC with both the North and South Carolina commissions.

As you may remember, in December, the FERC rejected our proposed mitigation plan because of market power concerns. We were disappointed by this action.

As we continue to finalize our analysis of the FERC order and the development of a revised mitigation plan, it is important that this plan balances FERC's market power concerns with the ability to retain the benefits of the transaction for our customers and our investors. We are considering both short-term and long-term mitigation provisions.

Our longer-term solution will likely involve building new and upgrading existing transmission to improve the import capability of power into the control areas. On a short-term basis until the transmission upgrades can be completed, we would offer firm sales of capacity and energy into the wholesale markets.

Before we file with FERC, we are required to make a 30-day notification filing with the North Carolina commission. We expect that a filing could be made next week. On a parallel track, we will also be seeking clarification on certain state rate-making issues. A potential merger closing date will ultimately depend on the regulatory approval process.

.  .  .  .

 QUESTION AND ANSWER

Daniel Eggers  - Credit Suisse - Analyst

 Hi, good morning guys. (multiple speakers) Hey, Jim, can you just talk a little bit more about how you see the timeline working on -- once you file a statement with North Carolina on the remediation plan, you have 30 days and then it goes to FERC. How would you see that playing through a best case scenario to getting to a point of resolution on the merger?

 Jim Rogers  - Duke Energy Corporation - Chairman, President and CEO

 Dan, my judgment is that -- I mean we have actually spent almost 2 months trying to finalize our analysis of the FERC order and the development of this revised mitigation plan. This has proved to be a very complex analysis and we have really worked to address the concerns of the FERC, and at the same time, address the concerns of our state commissions. And in many senses of the word, we're really trying to thread the needle between federal and state policy.

1

In terms of how to play it out, I'm almost reluctant to predict the timeline given what has happened in the past. But I think a best case scenario is that the North Carolina commission will review for 30 days. And maybe it will take them a shorter period of time to review it.

And then we will file with the FERC, and then the FERC will take 30 days for comment from the various parties, and then they will deliberate at roughly 30 days, and then issue our order approving the merger, along with an approval of our joint dispatch agreement as well as our tariff. So you can see that the timeline plays out by late May, June-- I would say mid to late May, we would in all likelihood have an order from the FERC. And then we expect orders from the state commissions, both North and South Carolina, after they have had an opportunity to review the FERC order and the issues that are pending before them.

 Daniel Eggers  - Credit Suisse - Analyst

 Okay, got it, and I'm going to ask a relatively impolite question, so I apologize in advance. But given the fact you guys have been able to put up better numbers and maintain your growth rate while Progress' numbers have, I guess, deteriorated expectation-wise from when the deal was struck, is that causing you or the board have any reconsideration on the overall value of the transfer or the acquisition, I guess?

 Jim Rogers  - Duke Energy Corporation - Chairman, President and CEO

 Well, we consider -- we continue to look at the performance of Progress. They have had a few issues in Florida that they seem to be working through.

I think the important point here is this. You have to look at this deal both in the short and long-term, and we continue to analyze their performance. And over time we will -- we are on a path to get approval of this. And so again, more work to do, more information to gain as we move through the process.

 Daniel Eggers  - Credit Suisse - Analyst

 Okay, thank you guys.

Operator

 Greg Gordon, ISI Group.

 Greg Gordon  - ISI Group - Analyst

 Kind of a question along the same line as that, as I look at 4% to 6% earnings growth aspiration and I think about it in the context of the merger, presuming we reconcile the issues with the FERC and the states, I have two questions regarding what your assumptions are in that 4% to 6% aspiration.

One is does it presume that your earned returns in the Carolinas, Indiana, Ohio and Kentucky accrete to your authorized levels through synergies? Is that sort of one of the critical paths to getting to that range?

And second, are you making any contingency assumptions in that range with regard to negative outcome on Edwardsport, and for that matter, a negative outcome on Crystal River on the Progress Energy side in terms of write-offs and balance sheet impact?

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 Greg, those are good questions. We continue to target 4% to 6% and I'm talking about the combined company, because your question is directed toward the combined company.

I think the fundamental drivers for growth will be the regulated business with rate-based investments, with rate cases, with load growth, and as you said, demonstrated cost control in the form of synergies. I do think, over time, our aspiration, as you know, at Duke has been to close the gap between the allowed and earned return, and we expect to be able to do that over time.

And the range of planning assumptions that we look at of course include outcomes around Edwardsport and Crystal River. But as we have indicated, there's more work to do on a number of these things, including achieving the approvals to get the companies together before we can give you any specific guidance about the combined company.

 Greg Gordon  - ISI Group - Analyst

 Okay, but at least on the first question, it's fair to presume that somewhere in the midpoint of that guidance range is a scenario where you're -- the synergies drive your returns to their authorized levels?

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 You know, Greg, I wouldn't get specific to authorized levels. What I would say is we'll close the gap between earned and allowed over time through a combination of costs and rate cases. I think to assume that we're going to be right on top of allowed returns is probably a stronger assumption than I would make, year in, year out as I look ahead.

 Greg Gordon  - ISI Group - Analyst

 Okay. And then post-merger close, to the extent there's guidance to be given on contingency plans or more information with regard to outcomes on Edwardsport and Crystal River, you will brief us then?

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 That's right, more guidance to come as we get closer. Thanks so much.

.  .  .  ..

Steve Fleishman  - Bank of America Merrill Lynch - Analyst

 One last quick question on the merger, just based on your planned updated kind of market power related solutions, do you expect the joint dispatch savings will still be in the range you have talked about before?

 Jim Rogers  - Duke Energy Corporation - Chairman, President and CEO

 It is our judgment they will generally be in that range. But we have more work to do with the changes that are occurring in gas prices, in coal prices. All of these have impact on what the joint dispatch savings will be. We continue to monitor that and update it as we go forward.

 Steve Fleishman  - Bank of America Merrill Lynch - Analyst

 Okay, thanks a lot.

Operator

 Jonathan Arnold, Deutsche Bank.

 Jonathan Arnold  - Deutsche Bank - Analyst

 Good morning guys. Going back to guidance for second, I apologize; the 4% to 6% you have characterized as long-term, I know on the last quarterly call there was some confusion as to whether it was off of 2009 or off of sort of weather-adjusted 2011. So how should we think about that as the merger obviously is being delayed a little bit? And what is the right base?

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 Jonathan, that's a good question. I think for Duke stand-alone, which is what we're talking about today, we're talking about a base of 2009. We haven't advanced that base for Duke stand-alone.

We did advance the base for the combined company, as you will recall, when we announced in January. And so we will, as I said, give guidance and specifics around and the combined company when we get closer to closing.

 Jonathan Arnold  - Deutsche Bank - Analyst

 So you are not sort of reiterating 4% to 6% for the combined company? Is that what you are saying?

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 You know, I -- we continue to target 4% to 6% for the combined company with the drivers we have talked about, investments in the business, synergies, etc. But as we said, with work to do around the timing of the closing, the synergies, the approvals, North Carolina and South Carolina, FERC, we have just some more work to do to finalize where we are. And we will continue to update you as we make progress, but continuing to target the 4% to 6%.

.  .  .  .

Operator

 Michael Lapides, Goldman Sachs.

 Michael Lapides  - Goldman Sachs - Analyst

 Yes, Lynn, one question -- two questions; one on the transmission comment you made regarding the merger. Can you give a little more detail in terms of -- are we talking about sizable transmission investments measured in the billions? Or are we talking about one or two kind of smaller or even 345 KV types of lines into the state? That's my first question.

.  .  .  .

 Lynn Good  - Duke Energy Corporation - Group Executive and CFO

 Let me talk about transmission first and then I will move to Ohio. As Jim mentioned, Michael, we are proposing or will propose as part of our mitigation plan a longer-term solution to the market power issues which will include building new and upgrading existing transmission.

We are estimating the cost to be about $100 million. That of course will be refined as we go through this process. We will be presenting specific details to the FERC on these projects, and of course we will get feedback as we move forward.

We'll also be discussing those projects with the North and South Carolina commissions.

.  .  .  .

End of call.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy.  The Registration Statement was declared effective by the SEC on July 7, 2011.  Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.  Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.”  You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

5